Exhibit 99.1

Confidential

JA Solar Unveils New Cypress Module Series

SHANGHAI, China, May 14, 2013 — JA Solar Holdings Co., Ltd. (Nasdaq:JASO) (“JA Solar” or the “Company”), one of the world’s largest manufacturers of high-performance solar power products, today unveiled its new Cypress module series, made using DuPont™ Solamet® photovoltaic metallization paste.

Built upon the success of JA Solar’s existing Cypress cell technology, the new Cypress module series is the latest result of the Company’s ongoing collaboration with DuPont Microcircuit Materials (“DuPont”). JA Solar’s 6-inch monocrystalline modules in a 60-cell format now generate a maximum power output of 270W and a conversion efficiency of 16.51%; its 6-inch full-square monocrystalline modules in a 60-cell format generate a maximum power output of 280W and a conversion efficiency of 17.12%; and its 6-inch multicrystalline modules generate a maximum power output of 260W and a conversion efficiency of 15.90%. Cypress modules generate a power output approximately 10W above the industry average, and feature unparalleled reliability and power-induced degradation resistance.

“This step forward for our already industry-leading product offering yet again demonstrates JA Solar’s steadfast commitment to pushing technological boundaries,” said Yong Liu, CTO of JA Solar. “We are delighted to be cooperating with DuPont, a company with profound knowledge of materials science and technology that is committed to the long-term development of the solar industry. JA Solar’s cutting-edge cell-manufacturing process, combined with DuPont’s advanced metallization paste, were the keys to this extraordinary result. We look forward to continuing our collaboration and our efforts to develop future generations of solar products.”

JA Solar’s Cypress module series will be on display at this year’s SNEC PV Power Expo to be held in Shanghai from May 14-16.

Forward-looking Statements

This press release contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by words such as “may,” “expect,” “anticipate,” “aim,” “intend,” “plan,” “believe,” “estimate,” “potential,” “continue,” and other similar statements. Statements other than statements of historical facts in this announcement are forward-looking statements, including but not limited to, our expectations regarding the expansion of our manufacturing capacities, our future business development, and our beliefs regarding our production output and production outlook. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the Company and the industry. Further information regarding these and other risks is included in Form 20-F and other documents filed with the Securities and Exchange Commission. The Company undertakes no obligation to update forward-looking statements, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results.

About JA Solar Holdings Co., Ltd.

JA Solar Holdings Co., Ltd. is a leading manufacturer of high-performance solar power products that convert sunlight into electricity for residential, commercial, and utility-scale power generation. The Company is one of the world’s largest producers of solar power products. Its standard and high-efficiency product offerings are among the most powerful and cost-effective in the industry. The Company distributes products under its own brand and also produces on behalf of its clients. The Company shipped 1.7 GW of solar power products in 2012. JA Solar is headquartered in Shanghai, China, and maintains production facilities in Shanghai, as well as Hebei, Jiangsu and Anhui provinces.

For more information, please visit www.jasolar.com

Contact:

In China

Nick Beswick
Brunswick Group
Tel: +86-10-5960-8600
E-mail: jasolar@brunswickgroup.com

In the U.S.

Cindy Zheng
Brunswick Group
Tel: +1-212-333-3810
E-mail: jasolar@brunswickgroup.com